Exhibit 1

MI Developments Inc. 455 Magna Drive Aurora, Ontario, Canada L4G 7A9
Tel:	905-713-6322
Fax:	905-713-6332

MI DEVELOPMENTS ANNOUNCES RESCHEDULING OF

GREENLIGHT CAPITAL APPEAL

Aurora, Ontario, Canada, January 9, 2008 — MI Developments Inc. (“MID”) (TSX: MIM.A, MIM.B; NYSE: MIM) announced today that, due to scheduling conflicts, the hearing of Greenlight Capital’s appeal of the October 2006 Superior Court of Justice decision in favour of MID and certain of its current and former directors and officers has been rescheduled to the week of April 21, 2008.  The appeal was originally scheduled to be heard in late January 2008.

MID continues to consider Greenlight’s oppression claim to be without merit and, together with the other respondents, will vigorously defend against the appeal.

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe.  MID also holds a controlling investment in Magna Entertainment Corp., North America’s number one owner and operator of horse racetracks, based on revenue, and among the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information: Richard Crofts, Executive Vice-President, Corporate Development, General Counsel and Secretary, at (905) 726-7505.